Exhibit 12.1

Apollo Global Management, LLC

Unaudited Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed charges:
Interest expense	7,518	37,116	40,850	35,436	50,252	62,622
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor	3,268	12,406	11,939	7,689	9,875	6,943
Amortization of debt issuance costs	128	511	511	44	28	20

Total fixed charges	10,914	50,033	53,300	43,169	60,155	69,585

Earnings available for fixed charges:
Income (loss) before income tax provision	818,644	3,113,205	(1,292,270)	634,961	(66,676)	(2,927,168)
Less: (income) loss from equity method investment	(27,790)	(110,173)	(13,923)	(69,812)	(83,113)	57,353
Distributed equity income of affiliated companies	41,182	152,645	64,844	38,868	42,475	34,148
Add: fixed charges	10,914	50,033	53,300	43,169	60,155	69,585
Less: capitalized interest	—	—	—	—	—	—
Less: net (income) loss - noncontrolling interests	(551,087)	(2,736,838)	835,373	(448,607)	(59,786)	1,977,915

Total earnings (losses) available for fixed charges	291,863	468,872	(352,676)	198,579	(106,945)	(788,167)

Ratio of earnings to fixed charges	26.74	9.37	(6.62)	4.60	(1.78)	(11.33)